Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Poland: Total farms into Chelm and Werbkowice concessions

with a 49% interest to appraise the region’s shale gas potential

Paris, May 13, 2011 - Total today announced an agreement with ExxonMobil to farm into the Chelm and Werbkowice exploration concessions with a 49% interest, subject to the approval of the Polish authorities.

Under the terms of the agreement, ExxonMobil and Total will form a partnership operated by ExxonMobil, which retains a 51% interest.

The entry into these concessions reflects Total’s commitment to expanding activities in unconventional gas, notably in Europe, a growth segment of the Group.

Awarded for a period of five years from March 2009 and December 2008 respectively, the Chelm and Werbkowice exploration concessions are located in the Lublin Basin in southeastern Poland and cover 1,162 square kilometres and 995 square kilometres. The work program for each concession comprises acquisition of seismic data, drilling of an exploratory well and a production test if drilling results are encouraging.

To date ExxonMobil has already performed seismic acquisition works, as well as the drilling of an exploratory well on the Chelm concession currently being evaluated.

In Poland, as in all countries where Total is present, safety and environmental protection are core concerns for the Group as it strives to reduce its environmental footprint as part of its commitment to sustainable development.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com